SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 7)*
ML Macadamia Orchards LP

(Name of Issuer)
Class A Units

(Title of Class of Securities)
55307U107

(CUSIP Number)
Brad Nelson
283 Columbine Street, Suite 177
Denver, Colorado 80206
(303) 894-3227

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
JUNE 4, 2008

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farhad Fred Ebrahimi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,001,300 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,001,300 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,001,300 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.35%

14	TYPE OF REPORTING PERSON*

IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mary Wilkie Ebrahimi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,001,300 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,001,300 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,001,300 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.35%

14	TYPE OF REPORTING PERSON*

IN

Schedule 13D/A
This Amendment No. 7 to Schedule 13D, filed in January of 2002, as amended by Amendment No. 1 to Schedule 13D, filed on June 4, 2002, as amended by Amendment No. 2, filed on August 8, 2002, as amended by Amendment No. 3, filed on May 30, 2003, as amended by Amendment No. 4, filed on January 20, 2006, as amended by Amendment No. 5, filed on January 18, 2008, as amended by Amendment No. 6, filed on April 30, 2008.
Item 1. SECURITY AND ISSUER.
     This statement relates to the Class A Units, without par value of ML Macadamia Orchards LP, which has its principal executive office at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720.
Item 2. IDENTITY AND BACKGROUND.
     (a) This statement is being filed by Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi (the “Reporting Persons”).
     (b) 283 Columbine Street, Suite 177, Denver, Colorado 80206.
     (c) Farhad Fred Ebrahimi is an investor, and Mary Wilkie Ebrahimi is not employed.
     (d) Neither of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Neither of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become (or remain) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.
     (f) United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Not applicable.
Item 4. PURPOSE OF TRANSACTION.
     The Reporting Persons have purchased additional Class A Units. The Reporting Persons may make additional purchases of Class A Units or other securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Class A Units or other securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments. Depending on these same factors, the Reporting Persons may decide to sell all or part of their investment in the Issuer’s Class A Units. Although all purchases of Class A Units have been made for investment, at some future time the Reporting Persons may decide that it is desirable to seek control or influence the management and policies of the Issuer’s board of directors, by seeking a position as an officer of the Issuer, by contractual arrangement with the Issuer or by other means. At the present time, none of the Reporting Persons has made any decision to seek a board seat or seek control or influence over the management of policies of the Issuer.
     Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) any other material change in the Issuer’s business or corporate structure;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j) Any action similar to any of those enumerated above.
Item 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a) Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi jointly hold 1,001,300 of the Issuer’s Class A Units. Based on the number of shares reported as outstanding in the Issuer’s 10-Q, filed with the Securities Exchange Commission on May 13, 2008, this represents 13.35% of the outstanding Class A Units of the Issuer.
     (b) Number of shares as to which Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi have:
          (i) sole power to vote or to direct the vote: 0 shares
          (ii) shared power to vote or to direct the vote: 1,001,300 shares
          (iii) sole power to dispose or to direct the disposition of: 0 shares
          (iv) shared power to vote or to direct the vote: 1,001,300 shares

     (c) The following transactions have been effected by the Reporting Persons during the past 60 days:

			Price per Share (in
Date of Transaction	Type of Transaction	Quantity	US Dollars)
5/2/2008	Purchase of Class A Units	400	$3.33
5/23/2008	Purchase of Class A Units	900	$3.62
5/23/2008	Purchase of Class A Units	2,200	$3.58
5/28/2008	Purchase of Class A Units	100	$3.57
5/28/2008	Purchase of Class A Units	100	$3.55
5/28/2008	Purchase of Class A Units	200	$3.56
5/28/2008	Purchase of Class A Units	500	$3.56
5/28/2008	Purchase of Class A Units	2,300	$3.60
5/29/2008	Purchase of Class A Units	4,500	$3.51
5/29/2008	Purchase of Class A Units	100	$3.49
5/29/2008	Purchase of Class A Units	100	$3.50
5/29/2008	Purchase of Class A Units	100	$3.47
5/30/2008	Purchase of Class A Units	4,600	$3.53
6/3/2008	Purchase of Class A Units	1,200	$3.58
6/4/2008	Purchase of Class A Units	33,100	$3.85
6/4/2008	Purchase of Class A Units	22,700	$3.87
6/4/2008	Purchase of Class A Units	16,000	$3.72
6/4/2008	Purchase of Class A Units	11,000	$3.75
6/4/2008	Purchase of Class A Units	4,900	$3.88
6/4/2008	Purchase of Class A Units	1,900	$3.80
6/4/2008	Purchase of Class A Units	1,200	$3.68
6/4/2008	Purchase of Class A Units	1,100	$3.86
6/4/2008	Purchase of Class A Units	800	$3.81
6/4/2008	Purchase of Class A Units	400	$3.79
6/4/2008	Purchase of Class A Units	200	$3.82
6/4/2008	Purchase of Class A Units	200	$3.70
6/4/2008	Purchase of Class A Units	100	$3.69
6/4/2008	Purchase of Class A Units	100	$3.67
All of these transactions were effected by the Reporting Persons through Fidelity Investments’ online brokerage.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.
Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Not applicable.
Item 7. MATERIAL TO BE FILED AS EXHIBITS.
     Exhibit A — Power of Attorney
     Exhibit B — Power of Attorney
     Exhibit C — Agreement regarding filing of joint Schedule 13D.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 6, 2008

By:	*
Name: Farhad Fred Ebrahimi

By:	**
Name: Mary Wilkie Ebrahimi

*By:	/s/ Brad Nelson
Brad Nelson as Attorney-in-Fact

**By:	/s/ Brad Nelson

Brad Nelson as Attorney-in-Fact

*	This Amendment No. 7 to Schedule 13D was executed by Brad Nelson pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.

**	This Amendment No. 7 to Schedule 13D was executed by Brad Nelson pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.

EXHIBIT INDEX
Exhibit A — Power of Attorney
Exhibit B — Power of Attorney
Exhibit C — Agreement regarding filing of joint Schedule 13D.

Exhibit A
POWER OF ATTORNEY
     KNOW ALL BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Brad Nelson with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) sign any notice on Form 144 (including any amendments thereto) to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to Rule 144 of the Securities Act of 1933, (iii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iv) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.
     The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.
     This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.
     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 18th day of September, 2007.

/s/ Farhad Fred Ebrahimi
Farhad (Fred) Ebrahimi

Exhibit B
POWER OF ATTORNEY
     KNOW ALL BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Brad Nelson with full power to act singly, her true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of herself as an individual or in her capacity as a general partner of any partnership, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) sign any notice on Form 144 (including any amendments thereto) to be executed on behalf of herself as an individual or in her capacity as a general partner of any partnership, pursuant to Rule 144 of the Securities Act of 1933, (iii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iv) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.
     The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.
     This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.
     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 18th day of September, 2007.

/s/ Mary Wilkie Ebrahimi
Mary Wilkie Ebrahimi

Exhibit C
AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Class A Units of ML Macadamia Orchards LP.
     Executed as a sealed instrument this 17th day of January, 2008.

By:	*
Name: Farhad Fred Ebrahimi

By:	**
Name: Mary Wilkie Ebrahimi

*By:	/s/ Brad Nelson
Brad Nelson as Attorney-in-Fact

**By:	/s/ Brad Nelson

Brad Nelson as Attorney-in-Fact

*	This Agreement was executed by Brad Nelson pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.

**	This Agreement was executed by Brad Nelson pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.